NO ACT

PE
10-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[WASHIN]GTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINA[NCE]


10013791

December 21, 2010



Received SEC
DEC 21 2010
Washington, DC 20549

J. David Kirkland, Jr.
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-21-10

Re: Whole Foods Market, Inc.
Incoming letter dated October 29, 2010

Dear Mr. Kirkland:

This is in response to your letter dated October 29, 2010 and to a letter from A.J. Ericksen received on November 3, 2010 concerning the shareholder proposal submitted to WFM by John Chevedden. We also have received letters from the proponent dated November 2, 2010 and November 7, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Whole Foods Market, Inc.
Incoming letter dated October 29, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that WFM may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that WFM's policies, practices and procedures compare favorably with the guidelines of the proposal and that WFM has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if WFM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which WFM relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: aj.ericksen@bakerbotts.com
Sent: Wednesday, November 03, 2010 8:00 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 *** Albert.Percival@wholefoods.com; david.kirkland@bakerbotts.com; felix.phillips@bakerbotts.com; jordan.herman@bakerbotts.com
Subject: Whole Foods Market, Inc. - Shareholder Proposal of John Chevedden Regarding Simple Majority Voting Pursuant to Rule 14a-8
Attachments: CCE00007.pdf

Ladies and Gentlemen:
As discussed with the Staff, we are supplementing our letter to the Staff dated October 29, 2010 on behalf of Whole Foods Market, Inc. That letter included as Exhibit A the initial version of the proponent's proposal submission to the Company. We are forwarding a copy of the proponent's subsequent proposal submission (the "Subsequent Proposal"), which replaces Exhibit A to our letter in its entirety.

The Subsequent Proposal differs from the original submission only in that it expands the supporting statement by including new fifth and sixth paragraphs. Whole Foods Market, Inc. does not object to the inclusion of the new fifth and sixth paragraphs in the Subsequent Proposal or the replacement of the original submission with the Subsequent Proposal. However, for the reasons set forth in our letter dated October 29, 2010, the Company respectfully requests that the Staff concur with the Company's view that the proposal may properly be excluded from the Company's 2011 proxy materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3).

Thank you for your attention to this matter.

A.J. Ericksen | Baker Botts L.L.P.
One Shell Plaza | 910 Louisiana | Houston, Texas 77002
aj.ericksen@bakerbotts.com | P. 713.229.1393 | F: 713.229.2793

<<CCE00007.pdf>>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

November 2, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFMI)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the October 29, 2010 request to block this rule 14a-8 proposal.

The company argument is that when there is more than one means to thwart simple majority voting, then one of the means can be determined as being outside the scope of simple majority voting.

This proposal states:
This includes any 67%-vote requirement and/or super-majority vote option under state law which our company can opt out of.

It is also correct that:
We gave two consecutive 57%-votes of support to shareholder proposals on this topic [simple majority voting] in 2009 and 2010.

It was necessary to make this proposal comprehensive because of the frequent activity of the company in regard to simple majority/super majority voting provisions:

Event Date: 8/15/2008
Event: Charter/Bylaw Change
On August 15, 2008, the board of Whole Foods amended the company's bylaws (a) to revise the advance notice provisions; (b) to require the shareholder to provide additional disclosure as part of such advance notice; (c) to permit the shareholders with 51% of votes to remove directors for cause only; and (d) **to set a vote requirement of 75% of shareholder votes** to amend or repeal certain sections of the bylaws.

Event Date: 12/24/2009
Event: Charter/Bylaw Change
On December 24, 2009, the board of Whole Foods Market amended the company's bylaws to allow the Chief Executive Officer to call a special meeting of shareholders and to eliminate the **super-majority vote requirements** to amend the bylaws, in favor of a simple majority.

Event Date: 9/13/2010
Event: Charter/Bylaw Change

Further, our board of directors amended Article IX of our bylaws to provide that unless otherwise provided by the Articles of Incorporation or a bylaw adopted by our shareholders, our bylaws may be amended or repealed, or new bylaws or bylaw provisions may be adopted, by the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the amendment. Previously, this provision provided that, in order for shareholders to approve an amendment to, or a bylaw inconsistent with, certain bylaw provisions, the amendment or inconsistent bylaw must be approved by **the affirmative vote of a majority of the outstanding shares.**

In conclusion: The company argument is that when there is more than one means to thwart simple majority voting, then one of the means can be determined as being outside the scope of simple majority voting.

The company request to block is also moot because it does not include the final timely submitted version of the rule 14a-8 proposal. In other words the company is merely asking that a superceded version of the proposal be blocked.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Albert Percival <Albert.Percival@wholefoods.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFMI)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the October 29, 2010 request (supplemented November 3, 2010) to block this rule 14a-8 proposal.

Contrary to the company objection to the supporting statement, the rule 14a-8 proposal does not state that shareholders at the company and at other companies gave substantial voting support to a very narrow definition of the simple majority vote topic.

The company erroneously claims that simple majority voting, by another name or achieved through more than one means, is not simple majority voting.

The company request to block this proposal does not state that it has included all the email correspondence between the proponent and the company regarding this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Albert Percival <Albert.Percival@wholefoods.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John B. Elstrott
Chairman of the Board
Whole Foods Market, Inc. (WFMI)
550 Bowie St
Austin TX 78703
Phone: 512 477-4455

OCTOBER 1, 2010 PM UPDATE

Rule 14a-8 Proposal

Dear Mr. Elstrott,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 1, 2010
Date

cc:
Albert Percival <Albert.Percival@wholefoods.com>
National Transactional Counsel
PH: (512) 542-0676
FX: (512) 482-7676
Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Executive Asst. IR/Shareholder Services
PH: 512-542-0204
FX: 512-482-7204

[WFMI: Rule 14a-8 Proposal, October 1, 2010, October 1, 2010, pm Update]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any 67%-vote requirement and/or super-majority vote option under state law which our company can opt out of.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

We gave two consecutive 57%-votes of support to shareholder proposals on this topic in 2009 and 2010. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

October 29, 2010

J. David Kirkland, Jr.
TEL +1 +1 713.229.1101
FAX +1 +1 713.229.7701

BY E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Whole Foods Market, Inc.
Shareholder Proposal of John Chevedden Regarding Simple Majority Voting
Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Whole Foods Market, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rules 14a-8(a)(i)(10) and 14a-8(i)(3), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2011 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2011 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials.

Background

The Proposal on its face requests that the Company's board of directors take steps necessary to change every shareholder voting requirement to a simple majority vote. Specifically, the Proposal states:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be

changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any 67%-vote requirement and/or super-majority vote option under state law which our company can opt out of."

The Company included majority voting proposals from the Proponent in its proxy materials for its 2010 and 2009 annual meetings (such proposals are herein referred to as the "2010 Proposal" and the "2009 Proposal," respectively). Copies of the 2010 Proposal and the 2009 Proposal are attached hereto as Exhibit B and Exhibit C, respectively. The 2010 Proposal and the 2009 Proposal each requested that the Company's board of directors take steps to amend any provisions in the Company's articles of incorporation or bylaws requiring a greater than simple majority vote to require instead approval by a majority of the votes cast for and against such proposal. As stated in the 2010 and 2009 Proposals, the Proponent focused on supermajority requirements the Board adopted in the Company's bylaws in 2008. Neither the 2010 Proposal nor the 2009 Proposal mentioned opting out entirely from any provisions of Texas law that require shareholder approval.

Consistent with the 2010 Proposal and the 2009 Proposal, on September 8, 2010 the Company's board of directors acted to amend the Company's bylaws, effective January 1, 2011, to provide that:

- the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, a matter shall decide that matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Texas Business Organizations Code (the "TBOC");

- votes submitted as abstentions on a matter will not be counted as votes for or against that matter; and

- unless otherwise provided by the Company's articles of incorporation or a bylaw adopted by its shareholders, the Company's bylaws may be amended or repealed, or new bylaws or bylaw provisions may be adopted, by the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the amendment.

These bylaw amendments are described in greater detail in the Company's Current Report on Form 8-K filed with the Commission on September 10, 2010, a copy of which is attached hereto as Exhibit D.

In general, the TBOC requires the affirmative vote of two-thirds of the outstanding shares of a Company's stock to approve a number of fundamental actions that require shareholder approval, including (i) amending the certificate of formation/articles of incorporation (Section 21.364), (ii) adoption of a plan of merger (Section 21.452), (iii) approval of a conversion (Section 21.453), (iv) approval of a share exchange (Section 21.454), (v) approval of certain sales of substantially all of the assets of the corporation (Section 21.455) and (vi) approval of a voluntary winding up of the corporation (Section 21.501). Section 21.365 of the TBOC allows a Texas corporation to provide in its articles of incorporation a threshold lower than the two-thirds vote threshold (but not less than a majority of the outstanding shares).

With respect to any action taken by the shareholders of the Company, the Company amended its articles of incorporation in 2006 to provide that:

> "If with respect to any action taken by the shareholders of the corporation, any provision of [Texas law][1] would, but for this Article VI, require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be cast thereon, or of any class or series thereof, <u>the vote or concurrence of the holders of shares having only a majority of the votes entitled to be cast thereon, or of any class or series thereof, shall be required with respect to any such action.</u>" [Emphasis Added]

This provision of the Company's articles of incorporation reduces to the fullest extent allowable under the TBOC the vote required to take actions for which shareholder approval is required. Accordingly, the Company's articles of incorporation and bylaws provide for the lowest approval threshold allowable under Texas law for items requiring shareholder approval.

One additional shareholder approval requirement is contained in Section 21.606 of the TBOC, which requires a two-thirds vote of unaffiliated shareholders with respect to business combinations with affiliated shareholders and their affiliates. Pursuant to Section 21.610 of the TBOC, the vote threshold provided in Section 21.606 may be increased, but not decreased. Section 21.607(1)(C) of the TBOC does, however, permit the Company to amend its articles of incorporation to include a provision expressly electing not to be governed by Section 21.606, but the Company's articles of incorporation do not contain such an opt out provision. Thus, the only possible item covered by the Proposal that has not been already implemented by the Company is opting out of Section 21.606.

Proxy advisory firms, including RiskMetrics Group, view majority voting proposals and proposals to opt out of state antitakeover statues like Section 21.606 as separate matters that are evaluated as different types of proposals.[2] We note that the Company encouraged the Proponent to resubmit the Proposal to correct the false and misleading statements and to focus on the Texas opt-out provision, as all other aspects of the Proposal have been entirely implemented. The Proponent declined to do so. Copies of correspondence between the Company and the Proponent are attached hereto as <u>Exhibit E</u>.

---

[1] The TBOC replaced the Texas Business Corporation Act effective January 1, 2010 for Texas corporations formed prior to January 1, 2006 that did not adopt the TBOC prior to 2010.
[2] *See, e.g.*, RiskMetrics Group, *2010 U.S. Proxy Voting Guidelines Summary* (February 25, 2010).

****

As discussed below, to the extent the Proposal relates to simple majority voting, the Company has already fully implemented the Proposal, and to the extent the Proposal merely relates to opting out of the Texas business combination statute, the Proposal is false and materially misleading, by attempting to cloak an "opt out" proposal in terms of a "majority vote" proposal. The Company respectfully requests that the Staff concur with its view that the Proposal accordingly may properly be omitted from its 2011 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3).

The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(10) Because The Company Has Already Substantially Implemented the Proposal

To the extent the Proposal relates to the adoption of simple majority voting, the Proposal may be properly omitted from the 2011 Proxy Materials under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. As discussed above, the Company has eliminated all supermajority voting provisions in its bylaws effective January 1, 2011. Additionally, the Company's articles of incorporation have reduced the higher approval thresholds ordinarily provided under the TBOC to the maximum extent permitted under Texas law with respect to all matters for which the TBOC prescribes a higher approval threshold and permits such thresholds to be reduced. Although Section 21.606 of the TBOC requires a two-thirds vote of unaffiliated shareholders with respect to business combinations with affiliated shareholders and their affiliates, unlike the other supermajority voting requirements under the TBOC, which the Company's articles of incorporation have reduced to the maximum extent permissible, Section 21.610 of the TBOC expressly provides that the Company may increase but not decrease the two-thirds vote required by Section 21.606 of the TBOC. Therefore, the Company has already substantially implemented the Proposal.

The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9

The Proposal, to the extent it is actually a proposal to opt out of Section 21.606 of the TBOC, is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy materials, and therefore may properly be omitted from the 2011 Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that an issuer may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. In Staff Bulletin 14B ("SLB 14B"), the Staff expressly reaffirmed and clarified that, materially false and misleading proposals may be subject to exclusion. According to SLB 14B, "[t]here continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8.... Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...the company demonstrates objectively that a factual statement is materially false or misleading." See also, The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc.

(February 3, 1997); North Fork Bancorporation, Inc. (March 25, 1992); and Wellman, Inc. (March 25, 1992).

As discussed above, the Company has fully implemented the 2010 and 2009 Proposals by taking significant actions to amend its bylaws in response to such proposals. In light of these actions, the whole tenor of the Proposal and the supporting statement is false and misleading in that it incorrectly suggests that the Company has ignored previous shareholder votes with respect to the 2010 and 2009 Proposals.

The Proposal and supporting statement states that "We gave two consecutive 57%-votes of support to shareholder proposals on this topic in 2009 and 2010. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote."

This statement is materially false and misleading for two reasons. First, it incorrectly suggests that the 2010 and 2009 Proposals addressed opting out of provisions of Texas law. The 2010 and 2009 Proposals both addressed the removal of shareholder voting requirements in the Company's articles of incorporation and bylaws. The Company has done so. As discussed above, the Company has fully implemented the 2010 and 2009 Proposals and otherwise has implemented majority voting for all actions where the TBOC permits the Company to reduce voting requirements. Thus, the current Proposal can only relate to a separate item, namely opting out of the provisions of Section 21.606 of the TBOC regarding business combinations with affiliated shareholders. Accordingly, to suggest that the shareholders of the Company "gave two consecutive 57%-votes of support to shareholder proposals on this topic in 2009 and 2010" is simply not true and fundamentally misleads shareholders as to the Board's reaction to past shareholder votes. The Proponent's suggestion that the Company, having already removed all previous supermajority voting requirements from its articles of incorporation and bylaws, has not responded to shareholders' votes on the 2010 and 2009 Proposals has no basis in fact and serves no purpose other than to impugn management and to confuse and mislead the Company's shareholders.

In fact, even the name of the Proposal is fundamentally misleading and cannot be corrected by supplemental disclosure by the Company. As noted above, the Proposal is truly an "opt out" proposal, and thus the name "Adopt Simple Majority Vote" can only serve as a way to confuse and mislead shareholders.

The Proposal and the supporting statement also states that "[t]his proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M)." The Proposal differs from the proposals that the Proponent and his associates submitted to those companies in several key respects. First, those proposals focused on simple majority voting under those companies' respective charters and bylaws. By contrast, the Proposal is a request that the Company opt out of provisions of state corporate law. Second, each of those companies were incorporated in states other than Texas—Washington,

Pennsylvania, Delaware, Ohio and New York—and were therefore not subject to Section 21.606 of the TBOC. Therefore, the Proposal is misleading in that it suggests that the shareholders of those companies supported opting out of Section 21.606-type provisions.

Conclusion

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from the Company's 2011 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2011 Proxy Materials is requested.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1101 or Felix P. Phillips at 713.229.1228.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.

By: /s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.

cc: John Chevedden

Albert Percival
Whole Foods Market, Inc.

Enclosures

Exhibit A

The Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John B. Elstrott
Chairman of the Board
Whole Foods Market, Inc. (WFMI)
550 Bowie St
Austin TX 78703
Phone: 512 477-4455

Rule 14a-8 Proposal

Dear Mr. Elstrott,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 1, 2010
Date

cc:
Albert Percival <Albert.Percival@wholefoods.com>
National Transactional Counsel
PH: (512) 542-0676
FX: (512) 482-7676
Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Executive Asst. IR/Shareholder Services
PH: 512-542-0204
FX: 512-482-7204

[WFMI: Rule 14a-8 Proposal, October 1, 2010]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes any 67%-vote requirement and/or super-majority vote option under state law which our company can opt out of.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

We gave two consecutive 57%-votes of support to shareholder proposals on this topic in 2009 and 2010. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

2010 Proposal

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes removing the supermajority voting requirements adopted by our management in 2008.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 88% support at the following companies in 2009:

Goldman Sachs (GS)	75%	By James McRitchie (Sponsor)
Waste Management (WMI)	80%	By William Steiner
FirstEnergy (FE)	80%	By Ray T. Chevedden
Macy's (M)	88%	By William Steiner

This proposal topic won our 57%-support at our 2009 annual meeting. The Council of Institutional Investors recommends that management adopt shareholder proposals upon receiving their first majority vote.

Please encourage our board to respond positively to our majority support of this proposal topic in 2009:

Adopt Simple Majority Vote
Yes on 3

Exhibit C

2009 Proposal

7—Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

This includes removing the supermajority voting requirements adopted by our management in 2008 and the supermajority voting requirements attached to this proposal submission.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won 64% to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

Statement of John Chevedden

The merits of this Simple Majority Vote proposal should be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm said a Federal Trade Commission investigation revealed that Whole Foods founder, Chairman of the Board and Chief Executive Officer John Mackey had posted numerous negative comments on an online financial message board about Wild Oats—a competitor Whole Foods was in the process of acquiring. The news tarnished Mr. Mackey's reputation and raised questions about his judgment and his leadership.

- Whole Foods had supermajority voting requirements as high as 75%—entrenchment concern.

- No shareowner right to cumulative voting.
- Chairman /CEO John Mackey was long-tenured (28-years).
- Director Ralph Sorenson was retirement-age (73).
- Director Hass Hassan was insider-related, having been an executive of a firm acquired by Whole Foods.
- Our Nomination Committee had only two members, each with more than 13-years tenure—independence concern.
- Our following directors were designated "Accelerated Vesting" directors by The Corporate Library. This was due to a director's involvement with a board that accelerated the vesting of stock options in order to avoid recognizing the related expense:

  John Mackey
  John Elstrott
  Gabrielle Greene
  Morris Siegel
  Hass Hassan
  Ralph Sorenson

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 7

Exhibit D

Current Report on Form 8-K
Filed on September 10, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8–K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 8, 2010**

WHOLE FOODS MARKET, INC.
(Exact name of registrant as specified in its charter)

Texas	**0–19797**	**74–1989366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

550 Bowie Street, Austin, Texas	**78703**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(512) 477–4455

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐ Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐ Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On September 8, 2010, our board of directors amended Article II Section 9 of our Bylaws to provide that the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, a matter shall decide that matter, other than the election of Directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Texas Business Organizations Code. Previously, this provision provided that the vote of the holders of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting, would decide any matter brought before such meeting, other than the election of Directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Texas Business Organizations Code.

Additionally, our board of directors amended Article II Section 9 of our Bylaws to provide that votes submitted as abstentions on a matter will not be counted as votes for or against that matter. Previously, this provision provided that votes submitted as abstentions on a matter would be counted as votes against that matter.

Further, our board of directors amended Article IX of our bylaws to provide that unless otherwise provided by the Articles of Incorporation or a bylaw adopted by our shareholders, our bylaws may be amended or repealed, or new bylaws or bylaw provisions may be adopted, by the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the amendment. Previously, this provision provided that, in order for shareholders to approve an amendment to, or a bylaw inconsistent with, certain bylaw provisions, the amendment or inconsistent bylaw must be approved by the affirmative vote of a majority of the outstanding shares.

Finally, our board of directors amended various provision of our bylaws to reflect that we have two Chief Executive Officers and to reflect the fact that the Texas Business Corporation Act has been superseded by the Texas Business Organizations Code.

These amendments shall be effective as of January 1, 2011.

A copy of our amended and restated bylaws is set forth as Exhibit 3.1 to this Report and is publicly available on our Company website at http://www.wholefoodsmarket.com/company/pdfs/bylaws.pdf.

Item 8.01 Other Events.

Our board of directors adopted our Chief Executive Officer Succession Policy in furtherance of our policy to be prepared for an eventual change in leadership — either planned or unplanned — to ensure our continued stability and accountability during periods of transition.

Our Chief Executive Officer Succession Policy is effective as of September 8, 2010.

A copy of our Chief Executive Officer Succession Policy is set forth as Exhibit 99.1 to this Report and is publicly available on our Company website at http://www.wholefoodsmarket.com/company/pdfs/successionpolicy.pdf.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.1—Amended and Restated Bylaws of Whole Foods Market, Inc.
99.1—Chief Executive Officer Succession Policy of Whole Foods Market, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET, INC.

Date: September 10, 2010

By: /s/ Glenda Chamberlain
Glenda Chamberlain
Executive Vice President and
Chief Financial Officer

Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

WHOLE FOODS MARKET, INC.

(A TEXAS CORPORATION)

(Adopted September 8, 2010, to be effective January 1, 2011)

ARTICLE I

OFFICES

Section 1. Registered Office and Agent. The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of Texas.

Section 2. Principal Office. The principal office of the Corporation shall be in Travis County, Texas, or such other county as the Board of Directors may from time to time designate.

Section 3. Other Offices. The Corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

Section 1. Time and Place of Meetings. Meetings of the shareholders shall be held at such time and at such place, within or without the State of Texas, as shall be determined by the Board of Directors.

Section 2. Annual Meetings. Annual meetings of shareholders shall be held on such date and at such time as shall be determined by the Board of Directors. At each annual meeting the shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings. All special meetings of the shareholders shall be held at such location, within or without the State of Texas, as may be designated, and may be called at any time, by one of the Chief Executive Officers, President or the Board of Directors, or as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof, and shall be called by one of the Chief Executive Officers, President or the Secretary at the request in proper form of the holders of not less than 10% of the voting power represented by all the shares issued, outstanding and entitled to be voted at the proposed special meeting. To be in proper form, such request must be in writing, state the purpose or purposes of the proposed meeting and include all information that would be required to be delivered pursuant to Article II, Section 13(c) of these Bylaws. Business transacted at special meetings shall be confined to the purposes stated in the notice of the meeting or in any supplemental notice delivered by the Corporation. The Board of Directors may determine that a meeting may be held solely by means of remote communication in accordance with Texas law.

Section 4. Notice. Written or printed notice stating the place, day and hour of any shareholders' meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by electronic transmission or by mail, by or at the direction of one of the Chief Executive Officers, President,

Secretary or the officer or person calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the share transfer records of the Corporation.

Section 5. Closing of Share Transfer Records and Fixing Record Dates for Matters Other than Consents to Action. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any distribution or share dividend, or in order to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action by shareholders proposed to be taken without a meeting of shareholders), the Board of Directors of the Corporation may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, 60 days. If the share transfer records shall be closed for the purpose of determining shareholders, such records shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer records, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 60 days and, in the case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired.

Section 6. Fixing Record Dates for Consents to Action. In order that the Corporation may determine the shareholders entitled to consent to corporate action in writing without a meeting, whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board of Directors may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any shareholder of record seeking to have the shareholders take action by consent in writing without a meeting of shareholders shall, by written notice to the Secretary, request the Board of Directors to fix a record date, which written notice shall include all information that would be required to be delivered pursuant to Article II, Section 13(c) of these Bylaws if the shareholder had been making a nomination or proposing business to be considered at an annual or special meeting of shareholders. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received and the prior action of the Board of Directors is not required by the Texas Business Organizations Code (herein called the "Act"), the record date for determining shareholders entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the records in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or by certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the President or one of the Chief Executive Officers of the Corporation. If no record date shall have been fixed by the Board of Directors and prior action of the Board of Directors is required by the Act, the record date for determining shareholders entitled to consent to action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts a resolution taking such prior action.

Section 7. List of Shareholders. The officer or agent of the Corporation having charge of the share transfer records for shares of the Corporation shall make, at least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of voting shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder at any time during the usual business hours of the Corporation. Alternatively, the list of the shareholders may be kept on a reasonably accessible electronic network, if the information required to gain access to the list is provided with the notice of the meeting. This Section does not require the Corporation to include any electronic contact information of any shareholder on the list. If the Corporation elects to make the list available on an electronic network, the Corporation shall take reasonable steps to ensure that the information is available only to shareholders of the Corporation. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. If the meeting is held by means of remote communication, the list must be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders with the notice of the meeting. The original share transfer records shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

Section 8. Quorum. A quorum shall be present at a meeting of shareholders if the holders of shares having a majority of the voting power represented by all issued and outstanding shares entitled to vote at the meeting are present in person or represented by proxy at such meeting, unless otherwise provided by the Articles of Incorporation in accordance with the Act. Once a quorum is present at a meeting of shareholders, the shareholders represented in person or by proxy at the meeting may conduct such business as may properly be brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting. If, however, a quorum shall not be present at any meeting of shareholders, the shareholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting, without notice (other than announcement at the meeting at which the adjournment is taken of the time and place of the adjourned meeting), until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at such meeting until a quorum shall be present. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 9. Voting. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the matter shall decide any matter brought before such meeting, other than the election of Directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Act, and shall be the act of the shareholders, unless otherwise provided by the Articles of Incorporation, these Bylaws or by resolution of the Board of Directors in accordance with the Act.

Unless otherwise provided in the Articles of Incorporation or these Bylaws in accordance with the Act, directors of the Corporation in a contested election (i.e., where the number of nominees for director exceeds the number of directors to be elected) shall be elected by a plurality of the votes cast by the holders of shares present and entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. However, in an uncontested election (i.e., where the number of nominees for director is the same as the number of directors to be elected), directors shall be elected by a majority of the votes cast by the holders of shares present and entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. In the event that a nominee for re–election as a director fails to receive the requisite majority vote at an annual or special meeting held for the purpose of electing directors where the election is uncontested such director must, promptly following certification of the shareholder vote, tender his or her resignation to the Board of Directors. The Nominating and Governance Committee of the Board of Directors, or such other group of independent members of the Board of Directors as is determined by the entire Board of Directors (excluding the director who tendered the resignation) will evaluate any such resignation in light of the best interests of the Corporation and its shareholders and will make a recommendation to the entire Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. In reaching its decision, the Board of Directors may consider any factors it deems relevant, including the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board of Directors and whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable law, rule or regulation (including the listing requirements of any securities exchange). The Board of Directors shall complete this process within 90 days after the certification of the shareholder vote and shall report its decision to the shareholders in the Corporation's filing following such Board Decision.

At every meeting of the shareholders, each shareholder shall be entitled to such number of votes, in person or by proxy, for each share having voting power held by such shareholder, as is specified in the Articles of Incorporation (including the resolution of the Board of Directors (or a committee thereof) creating such shares), except to the extent that the voting rights of the shares of any class or series are limited or denied by the Articles of Incorporation. At each election of directors, every shareholder shall be entitled to cast, in person or by proxy, the number of votes to which the shares owned by him are entitled for as many persons as there are directors to be elected and for whose election he has a right to vote. Cumulative voting is prohibited by the Articles of Incorporation. Every proxy shall be in writing and be executed by the shareholder. A telegram, telex, cablegram or other form of electronic transmission including telephone transmission, by the shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder, shall be treated as an execution in writing for the purposes of this Section. Any electronic transmission must contain or be accompanied by information from which it can be determined that the transmission was authorized by the shareholder. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided therein. Each proxy shall be revocable unless (i) the proxy form conspicuously states that the proxy is irrevocable, and (ii) the proxy is coupled with an interest, as defined in the Act and other Texas law.

Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name as trustee.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without being transferred into his name, if such authority is contained in an appropriate order of the court that appointed the receiver.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Treasury shares, shares of the Corporation's stock owned by another corporation the majority of the voting stock of which is owned or controlled by the Corporation, and shares of its own stock held by the Corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Votes submitted as abstentions on matters to be voted on at any meeting will not be counted as votes for or against such matters. Broker non−votes will not count for or against the matters to be voted on at any meeting.

Section 10. Action by Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the action that is the subject of the consent.

In addition, if the Articles of Incorporation so provide, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

(a) Every written consent shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation as set forth below in this Section 10, the consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the records in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the President or one of the Chief Executive Officers of the Corporation.

(b) A telegram, telex, cablegram or other electronic transmission by a shareholder consenting to an action to be taken is considered to be written, signed, and dated for the purposes of this Section if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the shareholder and the date on which the shareholder transmitted the transmission. The date of transmission is the date on which the consent was signed. Consent given by telegram, telex, cablegram, or other electronic transmission may not be considered delivered until the consent is reproduced in paper form and the paper form is delivered to the Corporation at its registered office in this state or its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of shareholder meetings are recorded. Notwithstanding Subsection (b) of this Section, consent given by telegram, telex, cablegram, or other electronic transmission may be delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which the proceedings of shareholder meetings are recorded to the extent and in the manner provided by resolution for the Board of Directors of the Corporation. Any photographic, photostatic, facsimile, or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used instead of the original writing for any purpose for which the original writing could be used, if the reproduction is a complete reproduction of the entire original writing.

(c) In the event of the delivery, in the manner provided by this Section 10, to the Corporation of the requisite written consent or consents to take action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with this Section 10 and not revoked represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in any such litigation).

(d) Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

Section 11. Presence at Meetings by Means of Communications Equipment. Shareholders may participate in and hold a meeting of the shareholders by means of conference telephone or other means of remote communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 11 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened if (i) the Corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder; (ii) the Corporation implements reasonable measures to provide the shareholders at the meeting by means of remote communication a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of a meeting substantially concurrently with the proceedings; and (iii) the Corporation maintains a record of any shareholder vote or other action taken at the meeting by means of remote communication.

Section 12. Order of Business. The Chairman of the Board, or such other officer of the Corporation designated by a majority of the Board of Directors, will call meetings of the shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board of Directors prior to the meeting, the presiding officer of the meeting of the shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including without limitation by (i) imposing restrictions on the persons (other than shareholders of the Corporation or their duly appointed proxies) who may attend any such shareholders' meeting, (ii) ascertaining whether any shareholder or his proxy may be excluded from any meeting of the shareholders based upon any determination by the presiding officer, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and (iii) determining the circumstances in which any person may make a statement or ask questions at any meeting of the shareholders.

(a) At an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors, or (iii) otherwise properly requested to be brought before the meeting by a shareholder of the Corporation in accordance with the immediately succeeding sentence. For business to be properly requested by a shareholder to be brought before an annual meeting, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of such annual meeting by or at the direction of the Board of Directors and at the time of the annual meeting, (ii) be entitled to vote with respect to such business at such meeting, and (iii) comply with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such business.

Nominations of or recommendations for persons for election as Directors of the Corporation may be made at an annual meeting of shareholders only (i) by or at the direction of the Board of Directors or (ii) by a shareholder of the Corporation in accordance with the immediately succeeding sentence. Any shareholder, (A) who is a shareholder of record at the time of the giving of the notice of such annual meeting of the shareholders by or at the direction of the Board of Directors and at the time of the annual meeting, (B) who is entitled to vote for the election of directors at such meeting and (C) who complies with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such nomination or recommendation, may nominate or recommend one or more persons for election or to be considered as a potential nominee or nominees for election, as applicable, as a Director or Directors of the Corporation at an annual meeting of the shareholders. Only persons who are nominated in accordance with this Article II, Section 12(a) will be eligible for election at an annual meeting of shareholders as Directors of the Corporation.

The immediately preceding two paragraphs shall be the exclusive means for a shareholder to make nominations or submit other business (other than matters properly brought under Rule 14a–8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and included in the Corporation's notice of meeting) before an annual meeting of shareholders.

(b) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, one of the Chief Executive Officers, the President, a Vice President or the Secretary or (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors or pursuant to Article II, Section 3 of these Bylaws. In addition, for business requested by a shareholder in accordance with Article II, Section 3 of these Bylaws to be brought before a special meeting, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (ii) be entitled to vote with respect to such business at such meeting, and (iii) comply with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such business.

Nominations of persons for election as Directors of the Corporation may be made at a special meeting of shareholders at which the election of directors has been properly brought before the meeting in accordance with the foregoing paragraph only (i) by or at the direction of the Board of Directors or (ii) by any shareholder (A) who is a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (B) who is entitled to vote for the election of directors at such meeting and (C) who complies with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such nominations. Only persons who are nominated in accordance with this Article II, Section 12(b) will be eligible for election at a special meeting of shareholders as Directors of the Corporation.

The immediately preceding two paragraphs and the provisions of Article II, Section 3 of these Bylaws shall be the exclusive means for a shareholder to make nominations or submit other business before a special meeting of shareholders.

(c) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this Article II, Section 12, and whether any nomination of a person for election as a Director of the Corporation at any annual or special meeting of the shareholders was properly made in accordance with this Article II, Section 12, will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, or any nomination was not properly made, he or she will so declare to the meeting and any such business will not be conducted or considered and any such nomination will be disregarded.

Section 13. <u>Advance Notice of Shareholder Proposals and Director Nominations.</u>

(a) To be timely for purposes of Article II, Section 12(a) of these Bylaws, a shareholder's notice of nominations or other business to be properly brought before an annual meeting must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days prior to the anniversary date of the date (as specified in the Corporation's proxy materials for its immediately preceding annual meeting of shareholders) on which the Corporation first mailed its proxy materials for its immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) calendar days of the anniversary date of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of shareholders or the announcement thereof commence a new time period for the giving of a shareholder's notice as provided above.

(b) To be timely for purposes of Article II, Section 12(b) of these Bylaws, a shareholder's notice of nominations to be properly brought before a special meeting must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days prior to the date of such special meeting; provided, however, that if the first public announcement of the date of such special meeting is less than one hundred thirty (130) days prior to the date of such special meeting, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event will an adjournment or postponement of a special meeting of shareholders or the public announcement thereof commence a new time period for the giving of a shareholder's notice as provided above. Notice of other business proposed to be brought before a special meeting by a shareholder must be delivered in accordance with Article II, Section 3 of these Bylaws.

(c) To be in proper form, a shareholder's notice (whether given pursuant to Section 3, Section 13(a) or Section 13(b) of this Article II) to the Secretary must: (i) set forth, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or recommendation for nomination or proposal is made or other business is to be proposed (A) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B) (I) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such shareholder and such beneficial owner, (II) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such shareholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (III) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any shares of any security of the Corporation, (IV) any short interest in any security of the Corporation (for purposes of this Section 13(c) a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (V) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder that are separated or separable from the underlying shares of the Corporation, (VI) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (VII) any performance–related fees (other than an asset–based fee) that such shareholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such shareholder's immediate family sharing the same household (which information shall be supplemented by such shareholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; (ii) if the notice relates to any business other than a nomination or recommendation for nomination of a director or directors that the shareholder proposes to bring before the meeting, set forth (A) a description in reasonable detail of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such shareholder and beneficial owner, if any, in such business and (B) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder; (iii) set forth, as to each person, if any, whom the shareholder proposes to nominate for election or reelection to the Board of Directors (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such item and the nominee were a director or executive officer of such registrant; and (iv) with respect to each nominee or recommended nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Article II, Section 14 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. All recommendations by a shareholder of a person to be considered as a potential nominee for election as a director of the Corporation at any annual meeting of shareholders will be presented to the Board of Directors, or the appropriate committee of the Board of Directors, for consideration.

(d) Notwithstanding the provisions of Sections 3, 12 and 13 of this Article II, a shareholder must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in Sections 3, 12 and 13 of this Article II; provided, however, that any references in these Sections 3, 12 and 13 of this Article II to the Exchange Act, or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 13 of this Article II. Nothing in Sections 3, 12 and 13 of this Article II will be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement in accordance with the provisions of Rule 14a–8 under the Exchange Act.

(e) For purposes of this Article II, Section 13, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act, or furnished to shareholders.

Section 14. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Article II, Section 13 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination or recommendation for nomination or nomination, as the case may be, is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation and (d) will abide by the requirements of Article II, Section 9 of these Bylaws.

ARTICLE III

DIRECTORS

Section 1. Number, Election and Terms of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in any Preferred Designation, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors then in office determined as if there were no vacancies. No decrease in the number of directors shall have the effect of reducing the term of any incumbent director. Directors shall be elected at each annual meeting of the shareholders by the holders of shares entitled to vote in the election of directors, except as provided in Section 2 of this Article III, and each director shall hold office until the annual meeting of shareholders following his election or until his successor is elected and qualified. Directors need not be residents of the State of Texas or shareholders of the Corporation.

Section 2. Vacancies. Subject to other provisions of this Section 2, any vacancy occurring in the Board of Directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors, though the remaining directors may constitute less than a quorum of the Board of Directors as fixed by Section 8 of this Article III. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose or may be filled by the Board of Directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided that the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Shareholders holding a majority of shares then entitled to vote at an election of directors may, at any time, only with cause (as hereinafter defined), terminate the term of office of all or any of the directors by a vote at any annual or special meeting called for that purpose. Such removal shall be effective immediately upon such shareholder action even if successors are not elected simultaneously, and the vacancies on the Board of Directors caused by such action shall be filled only by election by the shareholders. For purposes of this Section 2 of Article III, "cause" means that (i) a court of competent jurisdiction has made a final non–appealable determination that the applicable director (a) has breached his or her fiduciary duties to the Corporation or (b) is incapacitated to the extent that such director is not capable of performing his or her directorial duties or (ii) the applicable director has been indicted by a governmental authority for a felony.

Notwithstanding the foregoing, whenever the holders of any class or series of shares are entitled to elect one or more directors by the provisions of the Articles of Incorporation, only the holders of shares of that class or series shall be entitled to vote for or against the removal of any director elected by the holders of shares of that class or series; and any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors may be filled by the affirmative vote of a majority of the directors elected by such class or series then in office or by a sole remaining director so elected, or by the vote of the holders of the outstanding shares of such class or series, and such directorships shall not in any case be filled by the vote of the remaining directors or the holders of the outstanding shares as a whole unless otherwise provided in the Articles of Incorporation.

Section 3. General Powers. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors, which may do or cause to be done all such lawful acts and things, as are not by the Act, the Articles of Incorporation or these Bylaws directed or required to be exercised or done by the shareholders.

Section 4. Place of Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Texas.

Section 5. Annual Meetings. The first meeting of each newly elected Board of Directors shall be held, without further notice, immediately following the annual meeting of shareholders at the same place, unless by the majority vote or unanimous consent of the directors then elected and serving, such time or place shall be changed.

Section 6. Regular Meetings. Regular meetings of the Board of Directors may be held with or without notice at such time and place as the Board of Directors may determine by resolution.

Section 7. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of one of the Chief Executive Officers and shall be called by the Secretary on the written request of a majority of the incumbent directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by such person or persons. Notice of any special meeting shall be given at least 24 hours previous thereto if given either personally (including written notice delivered personally or telephone notice) or by telex, telecopy, telegram or other electronic transmission, and at least 72 hours previous thereto if given by written notice mailed or otherwise transmitted to each director at the address of his business or residence. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Any director may waive notice of any meeting, as provided in Section 2 of Article IV of these Bylaws. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8. Quorum and Voting. At all meetings of the Board of Directors, the presence of a majority of the number of directors fixed in the manner provided in Section 1 of this Article III shall constitute a quorum for the transaction of business. At all meetings of committees of the Board of Directors (if one or more be designated in the manner described in Section 9 of this Article III), the presence of a majority of the number of directors fixed from time to time by resolution of the Board of Directors to serve as members of such committees shall constitute a quorum for the transaction of business. The affirmative vote of at least a majority of the directors present and entitled to vote at any meeting of the Board of Directors or a committee of the Board of Directors at which there is a quorum shall be the act of the Board of Directors or the committee, except as may be otherwise specifically provided by the Act, the Articles of Incorporation or these Bylaws. Directors may not vote by proxy at any meeting of the Board of Directors. Directors with an interest in a business transaction of the Corporation and directors who are directors or officers or have a financial interest in any other corporation, partnership, association or other organization with which the Corporation is transacting business may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee of the Board of Directors to authorize such business transaction. If a quorum shall not be present at any meeting of the Board of Directors or a committee thereof, a majority of the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until such time and to such place as may be determined by such majority of directors, until a quorum shall be present.

Section 9. Committees of the Board of Directors. The Board of Directors may designate from among its members one or more committees, each of which shall be composed of one or more of its members, and may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the Board of Directors, replace absent or disqualified members at any meeting of that committee. Any such committee, to the extent provided in the resolution of the Board of Directors designating the committee or in the Articles of Incorporation or these Bylaws, shall have and may exercise all of the authority of the Board of Directors of the Corporation, except where action of the Board of Directors is required by the Act or by the Articles of Incorporation. Any member of a committee of the Board of Directors may be removed, for or without cause, by the affirmative vote of a majority of the whole Board of Directors. If any vacancy or vacancies occur in a committee of the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, the vacancy or vacancies shall be filled by the affirmative vote of a majority of the whole Board of Directors. Such committee or committees shall have such name or names as may be designated by the Board of Directors and shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

Section 10. Compensation of Directors. Directors, as members of the Board of Directors or of any committee thereof, shall be entitled to receive compensation for their services on such terms and conditions as may be determined from time to time by the Board of Directors. Nothing herein contained, however, shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 11. Action by Unanimous Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all the members of the Board of Directors or the committee, as the case may be, and such written consent shall have the same force and effect as a unanimous vote at a meeting of the Board of Directors. A telegram, telex, cablegram, or other electronic transmission by a director consenting to an action to be taken and transmitted by a director is considered written, signed, and dated for the purposes of this article if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the director and the date on which the director transmitted the transmission.

Section 12. Presence at Meetings by Means of Communications Equipment. Members of the Board of Directors of the Corporation or any committee designated by the Board of Directors, may participate in and hold a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 12 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE IV

NOTICES

Section 1. Form of Notice. Whenever under the provisions of the Act, the Articles of Incorporation or these Bylaws, notice is required to be given to any shareholder, director or committee member, and no provision is made as to how such notice shall be given, it shall not be construed to mean that any such notice may be given (a) in person, (b) in writing, by mail, postage prepaid, addressed to such shareholder, director, or committee member at his address as it appears on the books of the Corporation or, in the case of a shareholder, the stock transfer records of the Corporation, (c) on consent of a shareholder, director, or committee member, by electronic transmission, or (d) by any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed to be given at the time when the same be thus deposited, postage prepaid, in the United States mail as aforesaid. On consent of a shareholder, director or committee member, notice from the Corporation may be given to the shareholder, director or committee member by electronic transmission. The shareholder, director or committee member may specify the form of electronic transmission to be used to communicate notice. The shareholder, director or committee member may revoke this consent by written notice to the Corporation. The consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two consecutive notices, and the person responsible for delivering notice on behalf of the Corporation knows that delivery of these two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of consent does not invalidate a meeting or other action. Notice by electronic transmission is deemed given when the notice is (i) transmitted to a facsimile number provided by the shareholder, director or committee member for the purpose of receiving notice; (ii) transmitted to an electronic mail address provided by the shareholder, director or committee member for the purpose of receiving notice; (iii) posted on an electronic network and a message is sent to the shareholder, director or committee member at the address provided by the shareholder, director or committee member for the purpose of alerting the shareholder, director or committee member by any other form of electronic transmission consented to by the shareholder, director or committee member.

Section 2. Waiver. Whenever under the provisions of the Act, the Articles of Incorporation or these Bylaws, any notice is required to be given to any director or shareholder of the Corporation, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, or a waiver by electronic transmission by the person entitled to notice, shall be deemed equivalent to the giving of such notice. The business to be transacted at a regular or special meeting of the shareholders, directors or members of a committee of directors or the purpose of a meeting is not required to be specified in a written waiver of notice or a waiver by electronic transmission unless required by the Articles of Incorporation.

Section 3. When Notice Unnecessary. Whenever, under the provisions of the Act, the Articles of Incorporation or these Bylaws, any notice is required to be given to any shareholder, such notice need not be given to the shareholder if:

(a) notice of two consecutive annual meetings and all notices of meetings held during the period between those annual meetings, if any, or

(b) all (but in no event less than two) payments (if sent by first class mail) of distributions or interest on securities during a 12–month period,

have been mailed to that person, addressed at his address as shown on the records of the Corporation, and have been returned undeliverable. Any action or meeting taken or held without notice to such a person shall have the same force and effect as if the notice had been duly given. If such a person delivers to the Corporation a written notice setting forth his then current address, the requirement that notice be given to that person shall be reinstated.

ARTICLE V

OFFICERS

Section 1. General. The elected officers of the Corporation shall be one or more Chief Executive Officers and/or a President and a Secretary. The Board of Directors may also elect or appoint such other officers, with or without such descriptive titles as the Board of Directors shall deem appropriate. Two or more offices may be held by the same person.

Section 2. Election. The Board of Directors shall elect the officers of the Corporation who shall serve at the discretion of the Board of Directors until such time as their successors are chosen and qualified. The Board of Directors may appoint such other officers and agents as it shall deem necessary and shall determine the salaries of all officers and agents from time to time. No officer need be a member of the Board of Directors except the Chairman of the Board, if one be elected. Any officer elected or appointed by the Board of Directors may be removed, with or without cause, at any time by a majority vote of the whole Board. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 3. Chief Executive Officer. One or more Chief Executive Officer to the extent appointed by the Board of Directors shall be the Chief Executive Officer or the Co–Chief Executive Officers, as the case may be, of the Corporation and, subject to the provisions of these Bylaws, shall have general supervision of the affairs of the Corporation and shall have general and active control of all its business. Each such Chief Executive Offer shall have general authority to execute bonds, deeds and contracts in the name of the Corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of these Bylaws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the Chief Executive Officer(s); and, in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation, except as otherwise provided in these Bylaws.

Section 4. President. In the absence of a Chief Executive Officer, the President shall be the ranking and Chief Executive Officer of the Corporation, and shall have the duties and responsibilities, and the authority and power, of the Chief Executive Officer.

Section 5. Vice Presidents. Vice President shall perform such duties and have such other powers as the Board of Directors or the Chief Executive Officer(s) may from time to time prescribe.

Section 6. Secretary. The Secretary shall attend and record minutes of the proceedings of all meetings of the Board of Directors and any committees thereof and all meetings of the shareholders. The Secretary shall file the records of such meetings in one or more books to be kept for that purpose. The Secretary shall generally perform all the duties usually appertaining to the office of the secretary of a corporation.

Section 7. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, the Assistant Secretary, if any (or, if there be more than one, the Assistant Secretaries in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer(s) or the Secretary may from time to time prescribe.

ARTICLE VI

CERTIFICATES REPRESENTING SHARES

Section 1. Form of Certificates. The Corporation shall deliver certificates representing all shares to which shareholders are entitled. Certificates representing shares of the Corporation shall be in such form as shall be approved and adopted by the Board of Directors and shall be numbered consecutively and entered in the share transfer records of the Corporation, or in the records of the Corporation's designated transfer agent, if any, as they are issued. Each certificate shall state on the face thereof that the Corporation is organized under the laws of the State of Texas, the name of the registered holder, the number and class of shares, and the designation of the series, if any, which said certificate represents, and either the par value of the shares or a statement that the shares are without par value. Each certificate shall also set forth on the back thereof a full or summary statement of matters required by the Act or the Articles of Incorporation to be described on certificates representing shares, and shall contain a conspicuous statement on the face thereof referring to the matters set forth on the back thereof. Certificates shall be signed by a Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary, and may be sealed with the seal of the Corporation. Either the seal of the Corporation or the signatures of the Corporation's officers or both may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on such certificate or certificates, shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation or its agents, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed the certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 2. Lost Certificates. The Corporation may direct that a new certificate be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing the issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of the lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. Transfer of Shares. Shares of stock shall be transferable only on the share transfer records of the Corporation by the holder thereof in person or by his duly authorized attorney. Subject to any restrictions on transfer set forth in the Articles of Incorporation, these Bylaws or any agreement among shareholders to which this Corporation is a party or has notice, upon surrender to the Corporation or to the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Registered Shareholders. Except as otherwise provided in the Act or other applicable Texas law, the Corporation shall be entitled to regard the person in whose name any shares issued by the Corporation are registered in the share transfer records of the Corporation at any particular time (including, without limitation, as of the record date fixed pursuant to Section 5 or Section 6 of Article II hereof) as the owner of those shares and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VII

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1. General.

(a) The Corporation shall indemnify persons who are or were, at any time during which this Section 1 of Article VII is in effect (whether or not such person continued to serve in such capacity at the time the indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation both in their capacities as directors and officers of the Corporation and, if serving at the request of the Corporation as a director, officer, trustee, employee, agent or similar functionary of another foreign or domestic corporation, trust, partnership, joint venture, sole proprietorship, employee benefit plan or other enterprise, in each of those capacities, against any and all liability and judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses that may be incurred by them in connection with or resulting from (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (b) an appeal in such an action, suit or proceeding, or (c) any inquiry or investigation that could lead to such an action, suit or proceeding, all to the full extent permitted by Article 2.02−1 of the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), and such indemnification shall continue as to a person who has ceased to be a director or officer or to serve in any of such other capacities and shall inure to the benefit of his or her heirs, executors and administrators.

(b) The Corporation shall indemnify persons who are or were, at any time during which this Section 1 of Article VII is in effect (whether or not such person continued to serve in such capacity at the time the indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), an employee or agent of the Corporation, or persons who are not or were not employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, trustee, employee, agent or similar functionary of another foreign or domestic corporation, trust, partnership, joint venture, sole proprietorship, employee benefit plan or other enterprise (collectively, along with the directors and officers of the Corporation, such persons are referred to herein as "Corporate Functionaries") against any and all liability and judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses that may be incurred by them in connection with or resulting from (i) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (ii) an appeal in such an action, suit or proceeding, or (iii) any inquiry or investigation that could lead to such an action, suit or proceeding, all to the full extent permitted by Article 2.02-1 of the Act, and the Corporation may indemnify such persons to the extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), and such indemnification shall continue as to a person who has ceased to be a Corporate Functionary and shall inure to the benefit of his or her heirs, executors and administrators. Any director, officer, trustee, employees (but only those employees serving in an administrative capacity (A) as a fiduciary, (B) dealing with the Corporation's international, national or regional financial matters, or (C) handling international, national or regional Team Member Services matters), agent, or similar functionary of any of the Corporation's direct or indirect wholly-owned subsidiaries, shall be deemed to be serving in such capacity at the request of the Corporation.

(c) The rights to indemnification conferred in this Article VII shall include the right to be paid by the Corporation the reasonable expenses incurred in defending any such action, suit or proceeding, in advance of its final disposition (such advances to be paid by the Corporation within thirty (30) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time), to the maximum extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader advancement rights than said law permitted the Corporation to provide prior to such amendment), subject only to such written affirmation or undertaking as may be required to be furnished by the claimant under the Act. The rights conferred upon Corporate Functionaries in this Article VII shall be contract rights that vest at the time of such person's service to or at the request of the Corporation and such rights shall continue as to any such person who has ceased to so serve and shall inure to the benefit of such person's heirs, executors and administrators. The rights conferred upon Corporate Functionaries in this Article VII shall be in addition to all rights to which any Corporate Functionary may be entitled under any agreement or vote of shareholders or as a matter of law or otherwise and cannot be terminated by the Corporation, the Board of Directors or the shareholders of the Corporation with respect to a person's service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Article VII that in any way diminishes, limits, restricts, adversely affects or eliminates any right of a Corporate Functionary or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

Section 2. Insurance. The Corporation may purchase or maintain insurance on behalf of any Corporate Functionary against any liability asserted against him and incurred by him in such a capacity or arising out of his status as a Corporate Functionary, whether or not the Corporation would have the power to indemnify him or her against the liability under the Act or these Bylaws; provided, however, that if the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the

Corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the Corporation. Without limiting the power of the Corporation to procure or maintain any kind of insurance or arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation, (i) create a trust fund, (ii) establish any form of self–insurance, (iii) secure its indemnification obligation by grant of any security interest or other lien on the assets of the Corporation, or (iv) establish a letter of credit, guaranty or surety arrangement. Any such insurance or other arrangement may be procured, maintained or established within the Corporation or its affiliates or with any insurer or other person deemed appropriate by the Board of Directors of the Corporation regardless of whether all or part of the stock or other securities thereof are owned in whole or in part by the Corporation. In the absence of fraud, the judgment of the Board of Directors of the Corporation as to the terms and conditions of such insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive, and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in approving such insurance or other arrangement shall be beneficiaries thereof.

ARTICLE VIII

GENERAL PROVISIONS

Section 1. Distributions and Share Dividends. Distributions or share dividends to the shareholders of the Corporation, subject to the provisions of the Act and the Articles of Incorporation and any agreements or obligations of the Corporation, if any, may be declared by the Board of Directors at any regular or special meeting. Distributions may be declared and paid in cash or in property, provided that all such declarations and payments of distributions, and all declarations and issuances of share dividends, shall be in strict compliance with all applicable laws and the Articles of Incorporation.

Section 2. Reserves. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Board of Directors from time to time, in its discretion, deems proper to provide for contingencies, or to equalize distributions or share dividends, or to repair or maintain any property of the Corporation, or for such other proper purpose as the Board shall deem beneficial to the Corporation, and the Board may increase, decrease or abolish any reserve in the same manner in which it was created.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 4. Seal. The Corporation shall have a seal which may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced. Any officer of the Corporation shall have authority to affix the seal to any document requiring it.

Section 5. Resignation. Any director, officer or agent of the Corporation may resign by giving written notice to the President or the Secretary. The resignation shall take effect at the time specified therein, or immediately if no time is specified therein. Unless specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Invalid Provisions. If any part of these bylaws is held invalid or inoperative for any reason, the remaining parts, so far as is possible and reasonable, shall remain valid and operative.

Section 7. Headings. The headings used in these bylaws are for convenience only and do not constitute matter to be construed in the interpretation of these bylaws.

ARTICLE IX

AMENDMENTS TO BYLAWS

Unless otherwise provided by the Articles of Incorporation or a bylaw adopted by the shareholders of the Corporation, these Bylaws may be amended or repealed, or new Bylaws or Bylaw provisions may be adopted, at any meeting of the shareholders of the Corporation or of the Board of Directors at which a quorum is present, by the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the amendment or by the affirmative vote of a majority of the directors present at such meeting, as the case may be.

Exhibit 99.1

WHOLE FOODS MARKET, INC.

Chief Executive Officer Succession Policy

Effective September 8, 2010

POLICY STATEMENT

It is the policy of Whole Foods Market, Inc. (the "Company") to be prepared for an eventual change in leadership — either planned or unplanned — to ensure the stability and accountability of the Company during periods of transition.

RESPONSIBILITY

The Nominating & Governance Committee is responsible for annually reviewing the Company's succession plan for the Company's Co–Chief Executive Officers (each, a "CEO" and together the "CEOs") and other key executives and reporting its findings and recommendations to the Board of Directors of the Company (the "Board"). The Nominating & Governance Committee is also responsible for working with the Board to establish policies for use in evaluating potential successors to one or both CEOs. In the event of an unplanned CEO departure, the Board is responsible for implementing the established policies.

PROCEDURES FOR CEO SUCCESSION

While the addition of a Co–Chief Executive Officer to the Executive Team will contribute greatly to maintaining leadership continuity during a transition, the possibility of the simultaneous departure of both CEOs necessitates the development of a robust succession plan. The Nominating & Governance Committee will work with the Board and the CEOs, on an ongoing basis, to assess the leadership needs of the Company and help ensure the selection, as necessary, of a qualified and capable leader who is a good fit for the Company's vision, values, goals and objectives, who has the necessary skills for the position, and who complements the attributes of any remaining CEOs. The Nominating & Governance Committee will work with the Board and the current CEOs to assess each CEO's current term and any retirement or resignation plans.

The Nominating & Governance Committee will also work with the Board and the current CEOs, on an ongoing basis, to focus on identifying and developing potential internal candidates to ensure that the right mix of skills and personality are being developed, monitor the development of these candidates and be positioned to assess the readiness of candidates. Appropriate resources shall be deployed and training shall be made available to give such candidates a chance for success. In addition, the Nominating & Governance Committee and the Board shall periodically monitor the Company's general executive development program to determine if it is adequate and likely to produce the type of talent it takes to sustain effective leadership.

A. In the event of an unplanned departure of either CEO, the following procedures will be followed to minimize disruptions to the Company's operations:

1. The remaining CEO will continue to act as CEO of the Company.

2. The Board will meet expeditiously, either in–person or telephonically, to assess the Company's leadership needs and determine whether a replacement CEO is desirable.

3. If the Board determines that a replacement CEO is desirable, the Board will expeditiously appoint an Executive Search Committee that shall be comprised of the Chairman of the Board and at least two other Directors as the Board shall designate. It shall be the responsibility of this Committee to implement the following transition plan:

a. Consider the need for consulting assistance (i.e., transition management or executive search consultant) based on the circumstances of the transition.

b. Review the Company's business plan and conduct a brief assessment of the Company's strengths, weaknesses, opportunities and threats in order to identify priority issues that may need to be addressed during the transition process and to identify attributes and characteristics that are important to consider in the selection of the replacement CEO.

c. Create a profile of a replacement CEO candidate to meet the Company's then current needs.

d. Establish meaningful search criteria taking into consideration the Company's objectives, resources, targets and needs.

e. Establish a time frame and plan for the recruitment and selection process.

f. Interview the candidates and make recommendations to the Board.

4. A majority of all Directors (individually or collectively as the Board) will meet with one or more of the candidates on the short list to succeed as replacement CEO. In accordance with the Bylaws, the Board shall elect the replacement CEO.

B. In the event of an unplanned departure of both CEOs, the following procedures will be followed to minimize disruptions to the Company's operations:

1. Within five (5) business days, the Board will meet, either in–person or telephonically, and will appoint an interim CEO.

2. The Board will follow the procedures outlined in Steps 3 and 4 above to identify and elect the successor CEO or CEOs.

Exhibit E

Correspondence

Email from the Company to the Proponent dated October 12 2010

From: Albert Percival (CE CEN)
Sent: Tuesday, October 12, 2010 11:24 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc:
Subject: RE: Whole Foods Market Shareholder Proposal

John,

Pursuant to our recent conversation concerning your 2011 Shareholder Meeting Proposal with Whole Foods Market, for the following reasons we encourage you to revise your proposal to merely deal with the **"Texas opt out provisions"** (those provisions referenced in your 2011 Shareholder Meeting Proposal by the following statement: "This includes 67%-vote requirement and/or supermajority vote options under state law which our company can opt out of"):

1) As previously announced in the Company's September 10, 2010 8-K filing, effective 1/1/2011 all provisions in the Company's Articles of Incorporation and Bylaws dealing with a vote of the common shareholders will be by a simple majority, consistent with the standard outlined in your 2009 and 2010 Shareholder Meeting Proposals;
2) Neither your 2009 nor your 2010 Shareholder Meeting Proposal dealt with Texas opt out provisions; rather, each such proposal merely referenced [super majority type] provisions found in the Company's Articles of Incorporations and Bylaws;
3) Companies like RiskMetrics Group deal with the topic of 'simple majority vote standard' and 'opt out' separately and make vote recommendations according to the type of proposal;
4) Your 2011 Shareholder Meeting Proposal states that "we gave two consecutive votes of support to shareholder proposal on this topic in 2009 and 2010" and this statement is false and misleading in that your earlier proposals make no reference to the Texas opt out provisions and it implies that the Company has failed to respond to the earlier proposals.

Should you choose to submit a new proposal that merely deals with the Texas opt out provisions and we receive this new proposal by October 15, 2010 at 6 PM Central Daylight Saving Time, the Company will waive the October 2, 2010 deadline referenced in our 2010 Proxy. Otherwise, the Company will proceed with a request to the SEC to exclude your current proposal from our 2011 Annual Meeting Proxy.

I look forward to your response.

Thank you,
Albert

Albert Percival
Securities, Finance and Governance Counsel
Whole Foods Market Central Office
550 Bowie Street
Austin, TX 78703
(512) 542-0676 Office
(512) 482-7676 Fax
albert.percival@wholefoods.com

Email from the Proponent to the Company dated October 14, 2010

From: *** FISMA & OMB Memorandum M-07-16 ***
Date:
To: "Albert Percival (CE CEN)" <Albert.Percival@wholefoods.com>
Subject: Rule 14a-8 Proposal (WFMI)

Mr. Percival, I carefully considered your October 12, 2010 message. Simple majority voting is simple majority voting whether or not an opt out is involved. The key principle here is simple majority voting. There is often more than one valid way to word a proposal. I do not believe the company has established adequate grounds for a mandatory change.
Sincerely,
John Chevedden